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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Hewlett-Packard Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

428236103
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Charles N. Charnas, Esq.
Acting General Counsel, Vice President and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304
(650) 857-1501
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Katharine A. Martin, Esq. David S. Thomas, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,509,673	$590

*
Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer's common stock that are eligible for exchange will be tendered pursuant to this offer. These options have an aggregate value of $5,509,673 as of November 14, 2006, calculated based on a modified Black-Scholes option pricing model.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$590
Form or Registration No.:	005-12061
Filing party:	Hewlett-Packard Company
Date filed:	November 17, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 4 (this "Amendment") amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard" or the "Company"), with the Securities and Exchange Commission on November 17, 2006 and amended on December 4, 2006, December 8, 2006 and December 15, 2006, relating to the offer by the Company (the "Offer") to amend certain options (the "Eligible Options") that have been granted under the Mercury Interactive Corporation Amended and Restated 1999 Stock Option Plan, the Mercury Interactive Corporation Amended and Restated 2000 Supplemental Stock Option Plan, and the Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees: (i) that were assumed by Hewlett-Packard in connection with the acquisition of Mercury Interactive Corporation, which was completed on November 6, 2006, (ii) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's grant date, (iii) that were unvested, either in whole or in part, as of December 31, 2004, (iv) that are outstanding as of the last date on which the Offer remains open for acceptance, and (v) that are held by individuals who are subject to taxation in the United States and who remain employees or other service providers of the Company or its subsidiaries through the expiration of the Offer.

        The Offer to Amend has been amended to change the eligibility requirements of the Offer. The change adds the requirement that an option holder remain an employee or other service provider of the Company or one of its subsidiaries through the expiration of the Offer in order to be eligible to participate. As a result of this change, the full requirements for an individual to be an "eligible option holder" and therefore be eligible to participate in the Offer are: all individuals who (1) are subject to United States taxation, (2) hold Eligible Options and (3) remain employees or other service providers of the Company, including one of its subsidiaries, through the expiration date.

        The Offer to Amend, Election form, Withdrawal form, form of acknowledgment of receipt of documents relating to the Offer and form of reminder e-mails and form of follow-up email to employees holding discounted stock options issued by Mercury Interactive Corporation who have not completed an agreement to amend, filed with the Schedule TO as exhibits (a)(1)(A), (a)(1)(C), (a)(1)(D), (a)(1)(G), (a)(1)(H) and (a)(1)(L), have been amended to reflect the extension of the Offer expiration date to 9:00 p.m. Pacific time on December 21, 2006. As a result, all references to the expiration date, amendment date and any other references to December 15, 2006 have been modified to refer to December 21, 2006.

        The Eligible Options may be amended pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated November 17, 2006, as amended December 4, 2006, as further amended December 8, 2006 and December 15 (the "Offer to Amend"), (ii) the related e-mail to all eligible option holders from Tom Hogan, dated November 17, 2006, (iii) the Election Form, as amended, and (iv) the Withdrawal Form, as amended (collectively, the "Offer Documents"). The Offer Documents were filed with the Schedule TO as exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D), respectively.

        The information in the Offer Documents, including all schedules and annexes thereto, is hereby expressly incorporated into this Amendment by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

        Item 12 of the Schedule TO is amended to add the following exhibit:

(a)(1)(M)	Form of follow-up email to employees holding discounted stock options issued by Mercury Interactive Corporation describing certain amendments to the Offer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

HEWLETT-PACKARD COMPANY
/s/ CHARLES N. CHARNAS Charles N. Charnas Acting General Counsel, Vice President and Assistant Secretary

Date: December 15, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated November 17, 2006, as amended December 4, 2006, as further amended December 8, 2006 and December 15, 2006
(a)(1)(B)	E-mail to all eligible option holders from Tom Hogan, dated November 17, 2006*
(a)(1)(C)	Election form
(a)(1)(D)	Withdrawal form
(a)(1)(E)	Form of addendum*
(a)(1)(F)	Form of amendment(s) to stock option agreements and promise to make cash payment*
(a)(1)(G)	Form of acknowledgment of receipt of documents relating to the offer
(a)(1)(H)	Form of reminder e-mails
(a)(1)(I)	Option holder presentation materials*
(a)(1)(J)(i)
Form of stock option agreement under the Mercury Interactive Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on January 14, 2004)*
(a)(1)(J)(ii)
Form of stock option agreement under the Mercury Interactive Corporation 2000 Supplemental Stock Option Plan (incorporated by reference to Exhibit 4.2 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on February 28, 2001)*
(a)(1)(J)(iii)	Form of stock option agreement under the Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees*
(a)(1)(J)(iv)
Mercury Interactive Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 4.1 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on January 14, 2004)*
(a)(1)(J)(v)
Mercury Interactive Corporation 2000 Supplemental Stock Option Plan (incorporated by reference to Exhibit 4.2 to Mercury Interactive Corporation's Registration Statement on Form S-8 filed with the SEC on February 28, 2001)*
(a)(1)(J)(vi)	Mercury Interactive Corporation 2001 Inland Revenue Approved Sub-Plan for United Kingdom Employees*
(a)(1)(K)	Form of follow-up email to employees holding discounted stock options issued by Mercury Interactive Corporation*
(a)(1)(L)	Form of follow-up email to employees holding discounted stock options issued by Mercury Interactive Corporation who have not completed an agreement to amend
(a)(1)(M)	Form of follow-up email to employees holding discounted stock options issued by Mercury Interactive Corporation describing certain amendments to the Offer
(a)(5)(A)	Transcript of employee briefing held on November 17, 2006*
(b)	Not applicable

(d)(1)
Agreement and Plan of Merger by and among Hewlett-Packard Company, Mars Landing Corporation and Mercury Interactive Corporation dated July 25, 2006 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on July 25, 2006)*
(g)	Not applicable
(h)	Not applicable

*
Previously filed.

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SIGNATURE
INDEX TO EXHIBITS